Exhibit 99.1

Enlivex Reports Positive Top-Line Results from Phase II Clinical Trial Evaluating Allocetra in Severe and Critical COVID-19 Patients and Provides a Program Update

•	Phase II (16 patients treated, 9/16 (56%) with severe illness, 7/16 (44%) with critical illness, follow-up period of 28 days post-AllocetraTM treatment)

o	0/16 (0%) mortality on day-28

o	14/16 (87.5%) patients recovered and were discharged from the hospital by day-28

o	Average duration of hospitalization post administration of AllocetraTM for discharged patients was 5.3 days

o	2/16 (12.5%) patients, both of whom had critical illness at the time of AllocetraTM treatment, were hospitalized in the ICU on a respirator on day-28

•	Phase II + Ib (21 patients treated, 11/21 (52%) with severe illness, 10/21 (48%) with critical illness)

o	0/21 (0%) mortality on day-28

o	19/21 (90.5%) patients recovered and were discharged from the hospital by day-28

o	Average duration of hospitalization post administration of AllocetraTM for discharged patients was 5.6 days

o	2/21 (9.5%) patients, both of whom had critical illness at the time of AllocetraTM treatment, were hospitalized in the ICU on a respirator on day-28

•	Based on the positive safety and efficacy results from the Phase II trial and in consultation with the trial’s principal investigator, the Company has completed the Phase II trial early after enrolling sixteen, rather than twenty-four, patients. The Company expects to submit a summary of the data to regulatory bodies later this month to serve as the basis for a discussion on the next steps in Allocetra’s regulatory pathway in COVID-19 patients with severe or critical illness.

•	Allocetra’s intrinsic mechanism of action is immune-modulation, and is expected to potentially be relevant to COVID-19 severe/critical patients infected by various coronavirus strain mutations

Nes Ziona, Israel, February 3, 2021 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company targeting diseased macrophages in patients with sepsis, COVID-19 and solid tumors, today reported positive top-line results from a multi-center, investigator-initiated Phase II clinical trial evaluating AllocetraTM in severe and critical COVID-19 patients. Based on the positive results and in consultation with the trial’s principal investigator, the Company has completed the trial early and plans to submit a summary of the data for review by the relevant regulatory bodies. Submission of the data summary to regulators is expected later this month and will serve as the basis for a discussion with regulators on the next steps in Allocetra’s regulatory pathway in COVID-19 patients with severe or critical illness.

Sixteen COVID-19 patients were treated with AllocetraTM in the Phase II clinical trial, which originally was expected to enroll twenty-four patients. The clinical trial was completed early in support of anticipated accelerated regulatory filings of the trial’s positive safety and efficacy data. Of the sixteen patients enrolled in the Phase II trial, nine (9/16, 56%) were in severe condition and seven (7/16, 44%) were in critical condition.

Key results and conclusions from both the Phase II clinical trial, as well as a previously reported investigator-initiated Phase Ib study of AllocetraTM in severe and critical COVID-19 patients, include:

•	Fourteen of sixteen (87.5%) Phase II trial patients had recovery from their respective severe/critical condition and were discharged from the hospital after an average of 5.3 days following AllocetraTM administration (average of 4.2 days for severe patients and 7.2 days for critical patients).

•	Nineteen of twenty one (90.5%) Phase II and Phase Ib trial patients, in the aggregate, had recovery from their respective severe/critical condition and were discharged from the hospital after an average of 5.6 days following AllocetraTM administration (average of 4.1 days for severe patients and 7.7 days for critical patients).

•	The mortality rate at 28 days (day-28 post-AllocetraTM treatment was the end of the trial’s follow-up period) for participants in the Phase II trial was 0% (0/16). The same 0% (0/21) mortality rate was observed in an aggregate analysis of all patients treated in the Phase Ib and Phase II studies.

•	Majority of the patients treated in the Phase Ib and Phase II studies had pre-existing risk factors such as male gender, obesity and hypertension

Data from the investigator-initiated Phase II trial, as well as an audited analysis of the Phase Ib trial are shown below:

Clinical Trial	# Patients enrolled	Disease Severity	Clinical Outcome		Hospitalization Discharged patients, post Administration of AllocetraTM
			Recovered Day 28	Mortality Day 28	Discharged Day 28	Duration (days, avg.)
Phase Ib	5	2 Severe 3 Critical	5/5 (100%)	0/5 (0%)	5/5 (100%)	6.6
Phase II	16	9 Severe 7 Critical	14/16 (87.5%)	0/16 (0%)	14/16 (87.5%)	5.3
Total	21	11 Severe 10 Critical	19/21 (90.5%)	0/21 (0%)	19/21 (90.5%)	5.6

Prof. Vernon van Heerden, Head of the General Intensive Care Unit at Hadassah Medical Center in Israel and the lead investigator of both the prior Phase Ib and the now-completed Phase II clinical trials of AllocetraTM in severe and critical COVID-19 patients stated, “The results we have seen from the twenty-one COVID-19 patients treated to date with AllocetraTM are exciting. The Phase II patients who have been discharged from the hospital are currently healthy. We believe that these compelling results have demonstrated the safety and efficacy of AllocetraTM in these complicated patients, highlighting the potential of Enlivex’s product candidate to benefit severe and critical COVID-19 patients as well as others suffering from cytokine storms and organ dysfunctions across various clinical indications.”

Prof. Dror Mevorach, M.D., Chief Scientific and Medical Officer of Enlivex, added, “We believe the results from the COVID-19 clinical trials of AllocetraTM represent a unique opportunity for severe and critical COVID-19 patients, on top of standard of care. The data suggest that AllocetraTM may have utility as a safe and efficacious treatment for reprogramming macrophages and resolving states of organ failures both in this COVID-19 patient population, regardless of the specific coronavirus mutation that inflicted the patients, and across different life-threatening, high mortality clinical indications with high unmet medical needs.”

Oren Hershkovitz, Ph.D., Chief Executive Officer of Enlivex commented, “We are pleased with the top-line results of this Phase II clinical trial. We believe that AllocetraTM, if approved, could potentially cover the void that currently exists for the treatment of severe and critical COVID-19 patients. COVID-19 vaccines are game-changers in the fight against the pandemic, yet with various surveys demonstrating 25-32% of the population in the United States and major European countries unwilling to get vaccinated1, and concerns surrounding various mutant strains of the SARS-CoV-2 virus, our commercial model estimates continued demand for the treatment of severe and critical COVID-19 patients for years to come.”

ABOUT THE ALLOCETRA COVID-19 PHASE II CLINICAL TRIAL

The COVID-19 study is a multi-center, investigator-initiated, Phase II clinical trial. The trial was designed to recruit up to twenty-four COVID-19 patients in severe or critical condition, as defined by the U.S. National Institute of Health (NIH), in order to assess AllocetraTM in combination with standard of care treatment. Safety, tolerability, cytokine profile and efficacy parameters are planned to be evaluated. Up to twenty-four patients were expected to be recruited, subject to each patient’s eligibility and signing of an informed consent to participate and receive treatment. However, due to a positive safety and efficacy top-line analysis of the results from the first sixteen (16) patients, the study is now completed and closed and will not recruit additional patients. Twelve (12) patients were recruited at Hadassah Medical Center, three (3) patients at Barzilai Medical Center, and one (1) patient at Ziv Medical Center. Eligibility criteria included an existing illness with at least one of (a) radiographic infiltrates by imaging (chest x-ray, CT scan, etc.), or (b) Sp/O2 ratio lower than or equal to 93% on room air, or (c) requiring supplemental oxygen (low flow or high flow), with a P/F ratio of below 350 but higher than 150. Exclusion criteria included (a) pregnancy, lactation and childbearing potential woman who are not willing to use acceptable contraceptives measures for the entire study duration, (b) illness combined with other organ failure requiring organ support other than a respirator, including Stage 4 severe chronic kidney disease or requiring dialysis (i.e. estimated glomerular filtration rate (eGFR) < 30), (c) intubated patients (due to inability to sign an informed consent), (d) patients with malignant tumor, other serious systemic diseases and psychosis, (e) patients who are participating in other clinical trials or treated with any experimental agents that may contradict this trial, (f) co-infection of HIV or tuberculosis, (g) known immunocompromised state or medications known to be immunosuppressive, and (h) patients with P/F ratio or S/F ratio of <150 or a change in status of eligibility manifested by a rapid decline of P/F ratio between eligibility status and actual drug delivery.

ABOUT ALLOCETRATM

AllocetraTM is a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, COVID-19 and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, AllocetraTM has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as “unmet medical needs”, as a stand-alone therapy or in combination with leading therapeutic agents.

1 Nature: A global survey of potential acceptance of a COVID-19 vaccine, Oct 20, 2020

ABOUT ENLIVEX
Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT
Eric Ribner
LifeSci Advisors
eric@lifesciadvisors.com